October 30, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:	LeMaitre Vascular, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 27, 2012

File No. 001-33092

Ladies and Gentlemen:

On behalf of LeMaitre Vascular, Inc., this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2012 with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Report”), filed on March 27, 2012. The numbering of the paragraph below corresponds to the numbering of the comments, which for the Staff’s convenience, has been incorporated into this response letter.

Form 10-K for the Year Ended December 31, 2011

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 13. Segment and Enterprise-wide Disclosures, page F-30

1.	We note your response to prior comment 4. We note from your response that no country other than the United States (reported in LeMaitre Vascular, Inc.) and Germany (reported in LeMaitre Vascular GmbH) represent more than 4% of your 2011 revenues. However, it is unclear from your current disclosure how much of your external revenues from the United States are reported within your LeMaitre Vascular, Inc. subsidiary and external revenues from Germany are reported within your LeMaitre Vascular GmbH subsidiary since both of these subsidiaries sell to other countries. As previously requested, please revise your future filings to disclose the revenues from external customers attributed to your country of domicile as well as the revenues from external customers attributed to an individual foreign country such as Germany, to the extent material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

In response to the Staff’s comment, we intend to disclose revenues from external customers attributed to our country of domicile and individual foreign countries to the extent material in our future periodic reports filed with the SEC.

We further acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (781) 425-1691 with any questions regarding the above.

Sincerely,

LeMaitre Vascular, Inc.

By:	/s/ JOSEPH P. PELLEGRINO, JR.
Joseph P. Pellegrino, Jr.
Chief Financial Officer